

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 2, 2011

Via E-mail
Marino Kulas
Chief Executive Officer
Conforce International, Inc.
51A Caldari Road
Concord, Ontario L4K 4G3
Canada

> **Re:** **Conforce International, Inc.**
> **Form 10-K for the fiscal year ended March 31, 2011**
> **Filed June 29, 2011**
> **Form 10-Q for the quarterly period ended June 30, 2011**
> **Filed August 15, 2011**
> **File No. 000-53579**

Dear Mr. Kulas:

We have reviewed your response to our letter dated October 18, 2011 and have the following additional comment.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Signatures

1. We note your response to prior comment 2 and reissue. It appears that your draft signature page continues to only include one signature block. Additionally, you have omitted the signature of your principal financial officer although he provided Sarbanes-Oxley sections 302 and 906 certifications. Prior to submitting a revised draft signature page in your next response, please carefully review the Signature page to Form 10-K for the language to be provided for each signature block. Refer to General Instruction D to Form 10-K.

        Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3642 with any questions you may have.

                                        Sincerely,

                                        /s/ Loan Lauren P. Nguyen

                                        Loan Lauren P. Nguyen
                                        Special Counsel